06003066

UNITED STATES
AND EXCHANGE COMMISSION
ashington, D.C. 20549

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SEC FILE NUMBER
8 – 27287

PROCESSING
RECEIVED
MAR 01 2006
SEC MAIL SECTION
152
WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Harger and Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8048 One Calais Ave, Suite D
(No. and Street)

PROCESSED
MAY 26 2006
THOMSON
FINANCIAL

Baton Rouge	Louisiana	70809
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Angela L. Denham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Harger and Company, Inc.**, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Angela L. Denham
Signature

Sec
Title

Terry P. Cabrera
Notary Public
TERRY P. CABRERA
#64,491

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARGER AND COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2005

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Harger and Company, Inc.

We have audited the accompanying statement of financial condition of Harger and Company, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harger and Company, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 31, 2006

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

HARGER AND COMPANY, INC.
Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$ 20,164
Commissions receivable	99,096
Clearing deposits	45,395
Employee advances	2,167
Marketable securities	10,554
Property and equipment, net of accumulated depreciation of $14,752	24,680
TOTAL ASSETS	$ 202,056

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$ 45,426
Accrued expenses	41,540
Management fees payable to Parent	6,000
Income taxes payable	7,415
TOTAL LIABILITIES	100,381

Stockholder's Equity

Common stock, 10,000 shares authorized, no par value, 86 shares issued and 46 shares outstanding	26,000
Additional paid-in capital	20,300
Retained earnings	90,621
	136,921
Treasury stock, 40 shares at cost	(35,246)
TOTAL STOCKHOLDER'S EQUITY	101,675
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 202,056

See notes to financial statements.

HARGER AND COMPANY, INC.
Statement of Income
Year Ended December 31, 2005

Revenue	
Variable annuity commissions	$ 582,756
Investment advisory fees	169,049
Revenue from the sale of investment company shares	163,116
Securities commissions	44,404
Other revenue	1,371
TOTAL REVENUE	960,696
Expenses	
Compensation and related costs	579,117
Clearing charges	14,872
Communications	40,383
Occupancy and equipment costs	79,218
Promotional costs	80,813
Losses in error account and bad debts	3,730
Regulatory fees and expenses	12,894
Management fees to Parent	26,513
Travel	27,944
Other expenses	95,957
TOTAL EXPENSES	961,441
Net loss before other income and provision for income taxes	(745)
Other Income	
Unrealized gain on marketable securities	7,494
Net income before provision for income taxes	6,749
Provision for income taxes	7,415
NET LOSS	$ (666)

See notes to financial statements.

HARGER AND COMPANY, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Common Shares Outstanding	Treasury Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at December 31, 2004	46	40	$ 26,000	$ 20,300	$ 91,287	$ (35,246)	$ 102,341
Net loss	-	-	-	-	(666)	-	(666)
Balances at December 31, 2005	46	40	$ 26,000	$ 20,300	$ 90,621	$ (35,246)	$ 101,675

See notes to financial statements.

HARGER AND COMPANY, INC.
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (666)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	6,233
Unrealized gain on marketable securities	(7,494)
Change in assets and liabilities	
Increase in commissions receivable	(8,373)
Increase in clearing deposits	(214)
Decrease in employee advances	547
Decrease in bank overdraft	(5,469)
Increase in accounts payable	10,211
Increase in accrued expenses	27,452
Decrease in management fees payable to Parent	(6,050)
Increase in income taxes payable	4,916
Net cash provided by operating activities	21,093
Cash flows from investing activities:	
Purchase of property and equipment	(929)
Net increase in cash	20,164
Cash at beginning of year	-
Cash at end of year	$ 20,164

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 591
Income taxes	$ 2,499

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Harger and Company, Inc. (the Company) was organized in January 1981 as a Louisiana corporation. The Company is a wholly-owned subsidiary of R.L. Harger and Associates, Inc. (Parent), a Louisiana corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is registered as an investment advisor with the state of Louisiana. The Company's customers are primarily individuals located throughout the state of Louisiana.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Marketable securities are held for investment purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of five to fifteen years.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Treasury Stock

Treasury stock is accounted for using the cost method.

Variable Annuity Commissions

Variable annuity commissions are recorded upon execution of a contract by a customer and upon subsequent renewals.

Investment Advisory Fees

Investment advisory fees are earned based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

Revenue from the Sale of Investment Company Shares

Revenue from the sale of investment company shares is recorded when initial subscriptions are funded or when recurring commissions are payable to the Company.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Note 2 - Transactions with Clearing Broker/Dealers

The agreements with the clearing broker/dealers provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreements also require the Company to maintain a minimum of $45,000 as deposits in accounts with the clearing broker/dealers.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company inadvertently held customer funds for the period from approximately December 22, 2005 to January 23, 2006, thereby causing its net capital requirement to increase from $5,000 to $250,000 during this period. This resulted in the Company being in net capital deficiency during this period. The Company filed notification under SEC Rule 17a-11 to that effect on January 23, 2006. At December 31, 2005, the Company had net capital and net capital requirements of $5,426 and $250,000, respectively. The Company's net capital ratio was 18.5 to 1.

Note 4 - Marketable Securities

The Company's marketable securities consist of 300 shares of common stock of the Nasdaq Stock Market, Inc. with a market value of $10,554, cost of $3,300 and accumulated unrealized gains of $7,254. The unrealized gain for the year ended December 31, 2005 was $7,494.

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$	31,075
Equipment		8,357
		39,432
Accumulated depreciation		(14,752)
	$	24,680

Depreciation expense for the year was $6,233 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 6 - Income Taxes

The Company is not included in the income tax return of the Parent and files its income tax return on a separate company basis. The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes primarily due to permanent non-deductible differences and unrealized gains on marketable securities. The unrealized gain on marketable securities of $7,254 creates a deferred tax liability of approximately $1,090, which is not material.

Note 7 - Commitments and Contingencies

Operating Leases

The Company leases office space under a noncancelable operating lease expiring in June 2006. Future minimum lease payments due for each of the years ending December 31, are as follows:

2006	$	9,510
Thereafter		-
	$	9,510

Office rent expense for the year was $27,205 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 7 - Commitments and Contingencies (continued)

Contingencies

The Company has been named as a respondent in an arbitration relating to its activities as a broker-dealer in securities. This action seeks damages of material amounts. While the ultimate outcome of this pending arbitration involving the Company cannot be predicted with certainty, management, having reviewed this actions with its legal counsel, believes it has meritorious defenses to this action and intends to defend itself vigorously.

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of claims against the Company cannot be determined at this time, and the results of these matters cannot be predicted with certainty.

There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of claims and proceedings will not have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 8 - Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

Under a Management Agreement (Agreement) effective February 1, 2003, the Parent provides the Company with professional advice. Monthly fees for such services are the lesser of $6,000 or monthly net income before the management fee. The Agreement allows the Parent to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements (See Note 3). The Agreement states that all monthly fees waived are not to be payable and may not be added to future assessments. The total management fees incurred under this agreement during 2005 totaled $26,513, of which $6,000 is payable at December 31, 2005. The Agreement was not consummated on terms equivalent to arms length transactions.

Note 9 - Retirement Plan

The Company adopted a SIMPLE IRA (Plan) effective March 31, 1999. The Company and eligible employees may contribute to the Plan. For any year, an employee will be eligible to participate in the Plan provided the employee is expected to receive at least $5,000 in compensation during the year and has received at least $5,000 in compensation during any two prior years. The Company will contribute matching contributions equal to the elective deferral of each employee, but not more 3% of the individual employee's compensation, up to $6,000. There were no matching contributions made by the Company for 2005.

Note 10 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealers.

The Company has $36,594, or approximately 18%, of its total assets in a clearing deposit and a receivable held by or due from one of its clearing broker/dealers.

Schedule I

HARGER AND COMPANY, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2005

Total stockholder's equity qualified for net capital	$ 101,675
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	67,424
Clearing deposits	395
Employee advances	2,167
Property and equipment	24,680
Total deductions and/or charges	94,666
Net capital before haircuts on securities positions	7,009
Haircuts on securities:	
Marketable securities	1,583
Net Capital	$ 5,426
Aggregate indebtedness	
Accounts payable	$ 45,426
Accrued expenses	41,540
Management fees payable to Parent	6,000
Income taxes payable	7,415
Total aggregate indebtedness	$ 100,381
Computation of basic net capital requirement	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Net capital deficient of minimum requirement	$ (244,574)
Ratio of aggregate indebtedness to net capital	18.5 to 1

Schedule II

HARGER AND COMPANY, INC.
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2005

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2005 (unaudited)	$	30,497
Audit adjustments:		
Increase in commissions receivable		29,128
Increase in commissions payable		(4,710)
Increase in management fees payable to Parent		(6,000)
Reclassify 12b-1 commissions receivable as non-allowable asset		(29,485)
Increase in accounts payable		(6,589)
Increase in income taxes payable		(7,415)
Net capital as computed on Schedule I	$	5,426

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Harger and Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Harger and Company, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 31, 2006